Filed by Social Capital Hedosophia Holdings Corp. III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Clover Health Investments, Corp.

Commission File No. 001-39252

Lee Shapiro, Managing Partner of 7wireVentures and Former Livongo Health CFO Joins Clover Health Board of Directors

NASHVILLE, Tenn., Dec. 22, 2020 – Clover Health, an innovative technology company improving health outcomes for America’s seniors, today announced Lee Shapiro has been appointed to its board of directors.

“We are thrilled that Lee is joining Clover Health’s board of directors, effective as of January 8, 2021,” said Chief Executive Officer, Vivek Garipalli. “Lee’s leadership and more than two decades of experience in managing leading healthcare companies will be an amazing asset to Clover Health.”

Lee Shapiro is Managing Partner at 7wireVentures, an investment firm he co-founded over a decade ago. He recently served as Chief Financial Officer of Livongo Health until their successful $18.5B merger with Teladoc. Prior to Livongo, Shapiro was President of Allscripts from 2001 until the end of 2012. His leadership was integral in the execution of over $4B in mergers, acquisitions and financings. He has also served on the board of directors of leading health technology companies such as Medidata, ConsejoSano, Medisafe, and HomeThrive.

“Clover Health’s mission is to improve every life, and its rapid growth demonstrates the strength of the model. The Clover Assistant technology platform is a distinctive asset that brings unique value to its network physicians and plan members. I look forward to supporting the management team through the next phase in its evolution,” commented Shapiro.

About Clover Health

Clover Health is a healthcare technology company with a deeply rooted mission of helping its members live their healthiest lives. Clover uses its proprietary technology platform to collect, structure, and analyze health and behavioral data to improve medical outcomes and lower costs for patients. As a company whose business goals fully align with its members’ health needs, Clover works with members and their doctors to become a valued partner. This trust is built by proactively identifying at-risk individuals and teaming up with physicians to accelerate care coordination and simultaneously improve health outcomes and reduce avoidable costs. Clover has offices in San Francisco, Jersey City, Nashville, and Hong Kong. For more information, visit www.CloverHealth.com.

Additional Information and Where to Find It

This press release may be deemed to relate to a proposed transaction between Clover Health and Social Capital Hedosophia Holdings Corp. III (“SCH”). This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SCH has filed a registration statement on Form S-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) (File No. 333-249558), which includes a proxy statement/prospectus, that is both the proxy statement which has been distributed to SCH’s shareholders in connection with SCH’s solicitation of proxies for the vote by SCH’s shareholders with respect to the proposed transaction as described in the Registration Statement as well as the prospectus relating to the offer of the securities to be issued to SCH’s security holders in connection with SCH’s proposed domestication as a Delaware corporation in connection with the proposed transaction as described in the Registration Statement. SCH has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of November 17, 2020, the record date established for the extraordinary general meeting of stockholders relating to the proposed transaction. SHAREHOLDERS AND OTHER SECURITY HOLDERS OF SCH ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders are able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH (when available) through the website maintained by the SEC at https://www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docsc.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Clover Health Investments, Corp. (“Clover”) and Social Capital Hedosophia Holdings Corp. III (“SCH”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger (as amended, the “Merger Agreement”), dated as of October 5, 2020, by and among SCH, Asclepius Merger Sub Inc. and Clover, by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Clover’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Clover and potential difficulties in Clover employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Clover or against SCH related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of SCH’s securities on a national securities exchange, (xi) the price of SCH’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or Clover operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH’s or Clover’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the definitive proxy statement/prospectus discussed above and other documents filed by SCH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Clover and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Clover nor SCH gives any assurance that either Clover or SCH or the combined company will achieve its expectations.

Contacts:

Media

press@cloverhealth.com

Investors

Whitney Kukulka

The Blueshirt Group

investors@cloverhealth.com